

April 30, 2013

Via E-mail
William Day
President and Chief Executive Officer
Tremor Video, Inc.
53 West 23rd Street
New York, NY 10010

      Re: Tremor Video, Inc.
                Draft Registration Statement on Form S-1
                Submitted April 3, 2013
                CIK No. 0001375796

Dear Mr. Day:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. We note numerous blank spaces throughout the prospectus. Please be advised that you should include the price, use of proceeds, dilution and all other required information in your publicly filed Form S-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review.

2. As soon as practicable, please furnish us with a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no additional concerns.

3. We encourage you to submit all exhibits with your next amendment. We must review these documents before the registration statement is declared effective, and we may have additional comments.

4. Please provide us with copies of any additional artwork you intend to include on the inside front and/or inside back cover pages of the prospectus. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. See Item VII of the March 31, 2001 quarterly update to the Division of Corporation Finance's "Current Issues and Rulemaking Projects Outline."

5. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

6. Provide us with copies of any industry analysis that you cite or upon which you rely, including, but not limited to, market research data and surveys prepared by eMarketer. Please highlight the specific portions that you are relying upon so that we can reference them easily.

7. Please minimize your use of technical jargon that is not likely to be understood by your readers in the prospectus. If you cannot convey information without using jargon, please explain what the jargon means the first place such terms appear. For example, please eliminate, or explain, the terms or phrases "user engagement," "brand lift," "time spent," "semantic analysis" and "signals of each ad request."

8. Please provide objective support for statements regarding the company's services, products and role in the marketplace. Also make clear upon what standard or measure you base your claims. For example, provide support for the following:

    *   your statements that you "are a leading provider of technology-driven video advertising solutions;"
    *   Your statement that you "introduced innovative performance-based pricing to in-stream video advertising;" and
    *   Your assertion that "20 billion in-stream video ad impressions" represents a competitive advantage.

These are just examples of the types of statements for which you should provide objective support. To the extent that you do not have independent support for these statements, please disclose the bases for these beliefs.

Prospectus Summary, page 1

9. We note that you generate substantially all of your revenue through the Tremor Video Network. Please expand your description of this network technology, including how your advertising customers access this network, place ad insertion orders to you and how you fulfill these orders by purchasing ad inventory from your publishers.

Tremor Video Technology and Solutions, page 3

10. Please expand your disclosure to clarify the specific "television equivalent metrics" that you provide to your advertiser customers.

11. Please clarify whether your competitors also provide CPE and CPVC pricing models.

Competitive Strengths, page 4

12. Please clarify that under your exclusive arrangements, a publisher's direct sales force may still sell its own video ad inventory.

Summary Consolidated Financial Data, page 8

13. Please revise the non-GAAP disclosures in the summary to include a reconciliation of Adjusted EBITDA to net loss and provide the other disclosures required by Item 10(e) of Regulation S-K, instead of referencing to disclosures presented elsewhere in the document. Also clarify in the summary and the table of selected financial data at page 44 that Adjusted EBITDA is a non-GAAP financial measure.

Risk Factors, page 10

We may be unable to retain key advertisers…, page 13

14. We note that this risk factor appears to aggregate several different distinct risks into one risk factor. For example, we note that although this risk factor addresses risks related to retention of advertisers, it also discusses risks related to concentration of revenue and failures of advertisers to pay for ad requests. Please consider revising this risk factor to focus on the risks identified in the related headline. In addition, please consider addressing the other risks identified here in separate risk factors.

Interruptions or delays in service from our third-party data center…, page 23

15. Please discuss any historical experiences you have had with the risks identified in this risk factor.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

Cost of Revenue, page 50

16. Please expand your discussion to address the relative contribution that costs under your publisher contracts, third party hosting fees and third party serving fees make to your cost of revenues on a percentage basis.

Results of Operations, page 52

Interest and other expense, page 54

17. We note that your "Interest and other expense" decreased significantly in 2012. Please elaborate on the reductions in interests and mark-to-market expense of your preferred stock warrant that contributed to this decrease.

Quarterly Results of Operations; Seasonality, page 54

18. Please consider adding risk factor disclosure regarding the potential impact of seasonality on your operations.

Liquidity and Capital Resources, page 56

19. Discuss and quantify the additional costs you expect to incur as a reporting company.

Critical Accounting Policies and Significant Judgments and Estimates, page 59

Revenue Recognition, page 60

20. We note that some of your revenue is derived based upon the actions of viewers of the videos. Please revise your disclosures to discuss if these sales are based upon estimates and if so disclose whether or not you have had in the past material adjustments to these estimates. If you are not using estimates, revise your disclosures to disclose how you track these actions in regards to your revenue policy.

Goodwill and Intangible Assets, page 61

21. Please expand the disclosure of your goodwill impairment assessment to provide information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, please disclose the following information for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test:

- Percentage by which fair value exceeded carrying value as of the most recent step-one test;
- Amount of goodwill allocated to the unit;
- Description of the methodology used to determine fair value;
- Description of key assumptions used and how the key assumptions were determined; and
- Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

22. Otherwise disclose, if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test.

23. Disclose whether you performed a qualitative or quantitative assessment of goodwill on October 1, 2012. If you performed a qualitative assessment, please disclose the specific factors you considered and how you evaluated those factors in determining whether further assessment was required.

Business, page 69

24. Please provide a more detailed discussion of your pricing models, including a discussion of the differences in margins between CPE, CPVC and CPM pricing models. This discussion should address how each model is measured. For example, you state that page 15 that "under [y]our CPE pricing model, [you] bill the advertiser only for instances in which the viewer actively engages with the video ad and extends the advertising experience;" please elaborate on how the viewer "actively engages" with the video and "extends" the advertising experience. Include the factors that influence a client's decision to accept a certain pricing model, including industry, devices and ad content.

25. Please provide a more detailed discussion of your various revenue streams and how you generate revenue. This discussion should describe how you identify and engage your clients, basic terms of agreements with your clients, including payment and termination terms, and license agreement terms with your VHA clients. Moreover, this discussion should address how and when you collect payment from your brand advertiser and VHA

clients, and who remits payment to your publisher partners. Overall, please provide a more fulsome description of the primary inputs and outputs of your business operations.

Overview, page 69

26. We note your statement that your "clients include some of the largest brand advertisers in the world." However, on page 79, you state that you "sell your solutions to the advertising agencies on behalf of their clients" and "do not directly contract with brand advertisers." Please revise your disclosure to clarify your relationship with your brand advertiser partners.

27. Please explain the difference between "premium in-stream video advertisements" and other in-stream video advertisements.

28. We note your disclosure that you license your VHA technology through an "intuitive and customizable console." Please revise your description of this licensed service to specify whether it is comprised of a software or hardware product, or some combination thereof.

Online Video Advertising Market, page 72

29. Please discuss how increased viewing of video on devices with smaller screens may impact your business, including whether the complexity of delivering and tracking video advertising on devices with smaller screens presents any problems to your business.

Tremor Video Technology and Solutions, page 73

30. We note that you analyze distinct "signals" in order to optimize video ad campaigns for your clients. Please provide an illustrative example of how you select, track and analyze these signals, and the tangible benefits provided to your clients.

Tremor Video Network, page 75

31. Please revise your disclosure to describe your network architecture. Your revised disclosure should describe how advertisers interact with your network, including uploading advertising content and accessing campaign specific analytics. This discussion should also describe how you deliver ads to your publishers.

32. Please describe how you optimize ad content for delivery over multiple internet-connected devices. In addition, please address any pricing differences for ads delivered to different devices.

<u>Executive Compensation, page 93</u>

33. Please provide the disclosure required by Item 402(o)(2) and 402(o)(5) of Regulation S-K.

<u>Investor Rights Agreement, page 112</u>

34. Please remove language which qualifies the discussion of the investors rights agreement by reference to the full text of the agreement. You discussion should cover all material aspects of the agreement. Please revise your discussion accordingly.

     If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

     Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

     You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney-Advisor, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

                                Sincerely,

                                /s/ Kathleen Krebs, for

                                Larry Spirgel
                                Assistant Director